UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                           Bioanalytical Systems, Inc.
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                                (Name of Issuer)

                                  Common Shares
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                         (Title of Class of Securities)

                                   09058M 10 3
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                                 (CUSIP Number)

                            Peter T. Kissinger, Ph.D.
                                111 Lorene Place
                          West Lafayette, IN 47906-8620

                                    Copy to:
                               James A. Aschleman
                               Baker & Daniels LLP
                          600 E. 96th Street, Suite 600
                             Indianapolis, IN 46240

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 29, 2009
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              (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. |X|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
     See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  09058M 10 3
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1. Name of Reporting Person.
   Peter T. Kissinger, Ph.D.
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)      |X|

   (b)      |_|
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3. SEC Use Only
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4. Source of Funds (See Instructions): PF (see Item 3)
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e) |_|
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6. Citizenship or Place of Organization:  United States
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Number of         7.  Sole Voting Power          427,547
Shares            -----------------------------------------------------
Beneficially
Owned by Each     8.  Shared Voting Power        848,220 (1)
Reporting         -----------------------------------------------------
Person With
                  9.  Sole Dispositive Power     427,547
                  -----------------------------------------------------

                  10. Shared Dispositive Power   848,220 (1)
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11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,275,767 (1)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)       |_|
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13. Percent of Class Represented by Amount in Row (11):  26.0% (1)(2)
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14. Type of Reporting Person (See Instructions) IN
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----------
(1) Dr. Kissinger shares voting and dispositive power over these shares with his spouse. Includes 1,354 shares indirectly held by Ms. Kissinger as custodian for the benefit of their children.
(2) Based on 4,915,318 of the Company's Common Shares which were outstanding as of May 1, 2009.

CUSIP No.  09058M 10 3
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1. Name of Reporting Person.
   Candice B. Kissinger
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)      |X|

   (b)      |_|
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3. SEC Use Only
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4. Source of Funds (See Instructions): PF (see Item 3)
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e) |_|
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6. Citizenship or Place of Organization:  United States
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Number of         7.  Sole Voting Power           252,310 (1)
Shares            -----------------------------------------------------
Beneficially
Owned by Each     8.  Shared Voting Power         1,023,457 (2)
Reporting         -----------------------------------------------------
Person With
                  9.  Sole Dispositive Power      252,310 (1)
                  -----------------------------------------------------

                  10. Shared Dispositive Power    1,023,457 (2)
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    1,275,767 (1)(2)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)             |_|
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13. Percent of Class Represented by Amount in Row (11):   26.0% (1)(2)(3)
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14. Type of Reporting Person (See Instructions) IN
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----------
(1) Includes 1,354 shares indirectly held by Ms. Kissinger as custodian for the benefit of their children.
(2) Ms. Kissinger shares voting and dispositive power over these shares with her spouse.
(3) Based on 4,915,318 of the Company's Common Shares which were outstanding as of May 1, 2009.

                                Explanatory Note

        This statement constitutes Amendment No. 2 to the Schedule 13D filed by Peter T. Kissinger, Ph.D. and Candice B. Kissinger (collectively, the "Kissingers") on April 6, 2009, as amended by Amendment No. 1 filed on
June 5, 2009 (as amended, the "Schedule 13D"). Except as specifically set forth herein, the Schedule 13D remains unmodified.

        Item 2 is hereby amended and restated in its entirety to read as follows:

Item 2. Identity and Background

        (a) This Schedule 13D is filed by Peter T. Kissinger, Ph.D. and Candice B. Kissinger (collectively, the "Kissingers").

        (b) The residence address for each of the Kissingers is: 111 Lorene Place, West Lafayette, Indiana 47906-8620.

        (c) Peter T. Kissinger, Ph.D. is currently a Professor of Chemistry in the Department of Chemistry at Purdue University in West Lafayette, IN 47907. Candice B. Kissinger is the Chief Scientific Officer for Phlebotics, Inc., a start-up medical device manufacturer focused on diagnostic information for intensive care medicine, located at 1305 Cumberland Avenue, West Lafayette, IN 47906-1316.

        (d) and (e)  During the last five years, neither of the Kissingers has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        (f)  Each of the Kissingers is a citizen of the United States.


        Item 4 is hereby amended to add the following:

Item 4. Purpose of Transaction

        On July 29, 2009, the Kissingers delivered a letter (the "Demand Letter") to Bioanalytical Systems, Inc. (the "Company") demanding that the Company call a special meeting of shareholders (the "Special Meeting") in accordance with the Amended and Restated By-Laws of the Company for the following purposes: (i) removing all directors of the Company other than Larry S. Boulet, including, without limitation, removing William E. Baitinger, David W. Crabb, Leslie B. Daniels and Richard M. Shepperd (or any of their successors), and any other directors now or hereafter appointed prior to the Special Meeting; and (ii) electing four new directors to fill the vacancies created by such removal. The Demand Letter also contained written notice of the Kissingers' intent to make a nomination at the Special Meeting of the following four persons for election as directors to fill the vacancies created by the removal of four of the current directors: John B. Landis, Ph.D., Joseph H. Broecker, Candice B. Kissinger and Jerome G. Marchant. A copy of the Demand Letter is filed herewith and attached hereto as Exhibit 99.4 and incorporated herein by reference. Any descriptions herein of the Demand Letter are qualified in their entirety by reference to the Demand Letter.


         Item 5 is hereby amended and restated in its entirety to read as follows:

Item 5.  Interest in Securities of the Issuer

         (a) and (b)  The information contained on the cover pages to this
Schedule 13D is incorporated herein by reference.

         (c) The reported amount of Common Shares beneficially owned by the Kissingers is as of July 29, 2009. Neither of the Kissingers effected any transaction relating to the Common Shares during the past 60 days.

         (d)  Not applicable.

         (e)  Not applicable.

        Item 7 is hereby amended to add the following exhibit:


Item 7.  Material to Be Filed as Exhibits

         Exhibit 99.4 - Demand and Notification Letter from Peter T. Kissinger, Ph.D. and Candice B. Kissinger to Bioanalytical Systems, Inc., dated
July 29, 2009


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                                    SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 29, 2009



By:    /s/  Peter T. Kissinger, Ph.D.
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         Peter T. Kissinger, Ph.D.



By:    /s/  Candice B. Kissinger
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         Candice B. Kissinger